Exhibit 99.1

NOVAGOLD RESOURCES INC.
Public Offering of Common Shares

May 7, 2025

Citigroup Global Markets Inc.
RBC Capital Markets, LLC

      As Representatives of the several Underwriters,

c/o Citigroup Global Markets Inc.
388 Greenwich Street
New York, New York 10013

c/o RBC Capital Markets, LLC
200 Vesey Street, 8th Floor
New York, New York 10281

Ladies and Gentlemen:

      This letter is being delivered to you in connection with the proposed underwriting agreement (the "Underwriting Agreement"), between NOVAGOLD RESOURCES INC., a British Columbia corporation (the "Company"), and each of you as representatives ("Representatives") of a group of Underwriters named therein, relating to an underwritten public offering of common shares, no par value (the "Common Shares"), of the Company (the "Offering"). Unless otherwise noted herein, capitalized terms used but not defined herein shall have the meanings ascribed to them in the Underwriting Agreement. This letter is the only understanding between the Representatives and the holders of the Common Shares with respect to the subject matter hereof.

      In order to induce you and the other Underwriters to enter into the Underwriting Agreement, the undersigned will not, without the prior written consent of Citigroup Global Markets Inc. (which will not provide such consent to one or more holders of Common Shares while denying such consent to similarly situated holders), offer, sell, contract to sell, pledge or otherwise dispose of (or enter into any transaction which is designed to, or would reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the undersigned or any affiliate of the undersigned), directly or indirectly, including the filing (or participation in the filing) of a registration statement with the Securities and Exchange Commission (the "SEC") in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder with respect to, any Common Shares or any securities convertible into, or exercisable or exchangeable for, Common Shares (collectively, the "Lock-Up Securities"), or publicly announce an intention to effect any such transaction, for a period from the date hereof until 90 days after the date of the Underwriting Agreement (the "Restricted Period"). The foregoing sentence shall not apply to the registration of (i) Subscribed Shares and Warrant Shares (each as defined in Section 9 of the Backstop Agreement described below) and the filing of a Registration Statement (as defined in Section 9 of the Backstop Agreement described below) with respect thereto in accordance with the provisions of the Backstop Agreement, dated April 22, 2025, by and among the Company and the investors party thereto (the "Backstop Agreement") and (ii) Common Shares issued pursuant to the Concurrent Private Placement and the filing of a registration statement with respect thereto; provided that, in each case, any such shares shall remain subject to this letter.

Notwithstanding the foregoing, the undersigned may:

(1)   transfer the undersigned's Lock-Up Securities:

    (a)   pursuant to the tender or deposit of securities to a bona fide third party take-over bid or tender offer made to all security holders of the Company or similar acquisition transaction; provided that in the event that the take-over bid, tender offer or acquisition transaction is not completed, any securities held directly or indirectly by the undersigned shall remain subject to the restrictions contained in this letter;

    (b)   pursuant to rights and/or remedies afforded to the lender under the existing credit agreement(s), as identified to the Representatives in writing, (including, any foreclosure actions) with respect to the Common Shares;

    (c)   as a bona fide gift or gifts or charitable contribution, or for bona fide estate planning purposes;

    (d)   by will, other testamentary document or intestacy;

    (e)   to a partnership, limited liability company or other entity of which the undersigned and the immediate family of the undersigned are the legal and beneficial owner of all of the outstanding equity securities or similar interests;

    (f)   to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (c) through (e) above;

    (g)   if the undersigned is a corporation, partnership, limited liability company, trust or other business entity, (i) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate (as defined in Rule 405 promulgated under the Securities Act of 1933, as amended) of the undersigned, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the undersigned or affiliates of the undersigned, or (ii) as part of a distribution to partners, members or shareholders of the undersigned;

    (h)   by operation of law, such as pursuant to the rules of descent and distribution or pursuant to a qualified domestic order, divorce settlement, divorce decree, separation agreement or any other court order;

(i)   to the Company upon death or disability of the undersigned; or

(j)   by surrender or forfeiture to the Company to satisfy tax withholding obligations upon exercise or vesting or the exercise price upon a cashless net exercise, in each case, of stock options, equity awards, warrants or other rights to acquire Common Shares expiring during the Restricted Period pursuant to the Company's equity incentive plans;

provided, however, that (A) in the case of any transfer or distribution pursuant to clauses (c) through (f) above, such transfer shall not involve a disposition for value and each donee, devisee, transferee or distributee shall execute and deliver to the Representatives a lock-up letter in the form of this letter and (B) any required public report or filing (including filings under Section 16(a) of the Exchange Act) shall disclose the nature of such transfer and that the Lock-up Securities remain subject to the lock-up letter and there shall be no voluntary public disclosure or other announcement of such transfer; and

(2)   exercise the Warrants (as defined in Section 3 of the Backstop Agreement); provided that any Lock-Up Securities received upon such exercise shall be subject to the terms of this letter.

If the undersigned purchases Common Shares in the Offering or the Concurrent Private Placement, the undersigned further agrees that the foregoing provisions shall be equally applicable to any Common Shares the undersigned may purchase in the Offering or the Concurrent Private Placement.

If for any reason the Underwriting Agreement shall be terminated prior to the Closing Date, the agreement set forth in this letter shall likewise be terminated.

ELECTRUM STRATEGIC RESOURCES L.P.

By: Electrum Strategic Management LLC, its general partner

By:/s/ Michael H. Williams
     Name: Michael H. Williams
     Title: Managing Director

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